ATTORNEYS AT LAW 100 North Tampa Street, Suite 2700 Tampa, FL 33602-5810 P.O. Box 3391 Tampa, FL 33601-3391 813.229.2300 TEL
	June 17, 2008	813.221.4210 FAX www.foley.com

VIA EDGAR and FEDERAL EXPRESS		WRITER’S DIRECT LINE 813.225.4177 ctlong@foley.com EMAIL

CLIENT/MATTER NUMBER 084147-0102

Mr. Jeffrey Riedler, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Mail Stop 6010

Dear Mr. Riedler:

On behalf of Homeowners Choice, Inc. (the “Company”), the following are the Company’s responses to the Staff’s letter of May 27, 2008 containing the Staff’s comments regarding the Form S-1 (the “Registration Statement”) filed with the Commission on April 30, 2008 (SEC File No. 333-150513). For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text. On behalf of the Company, we are also transmitting herewith Amendment No. 1 to the Registration Statement.

FORM S-1

General

1. Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

Response:

The Company acknowledges the Staff’s comment and will provide proofs of any such materials that it intends to include in the Registration Statement. At the present time, the Company does not intend to use any additional graphic, visual or photographic information in the Registration Statement.

2. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Response:

The Company acknowledges the Staff’s comment.

Our Business - Overview, page 1

3. Please expand the discussion to provide more detailed information concerning the “take-out program” and the circumstances of the state of Florida’s development of and participation in the program, including the desire to reduce the risk of exposure to potentially large losses. Provide similar disclosure in the Business section.

Response:

The Company has revised the Summary and Business sections of the Registration Statement to address the Staff’s comment.

4. Please expand the discussion to explain how Citizens acquired the policies you have assumed.

Response:

The Company has revised the Registration Statement to address the Staff’s comment.

5. Please identify the “two large national insurance companies” that have permitted you to assume the policies. Please briefly explain why these companies and other major national insurers are no longer writing, or are significantly reducing the writing of, property and casualty insurance policies in Florida.

Response:

The Company has revised the Registration Statement to address the Staff’s comment.

6. Please indicate the approximate percentage of your new business, i.e. policies not assumed from Citizens, that is derived from your “network of 1300 independent agents.”

Response:

The Company has revised the Registration Statement to address the Staff’s comment.

Our Market, page 2

7. Please reconcile your analysis of the potential risk of loss with the decision of the large national carriers to discontinue or reduce the writing of property and insurance policies in Florida. In this regard, we note you have been in business for less than one year.

Response:

The Company has revised the Registration Statement to address the Staff’s comment.

8. The discussion preceding the Florida Hurricane Table on page 3 states “there has been only one decade during which more than one ‘major’ storm (a category 3 or greater) struck Florida. According to the table, this statement does not appear to be accurate. Please note that 2 category storms hit Florida between 1960 and 1969; 2 hit between 1990 and 1999; and 5 have hit between 2000 and 2007. Please revise this disclosure and the similar disclosure appearing on page 41.

Response:

The Company has revised the Registration Statement to address the Staff’s comment.

Competitive Strengths, page 3

9. Please balance your discussion of strengths with a discussion of your weaknesses, Similarly, balance the discussion of your strategies with a discussion of the risks and obstacles you will encounter in implementing this strategy.

Response:

The Company had revised the Registration Statement to include the items requested by the Staff in the section entitled “Our Challenges.”

10. While the bulleted points may represent strengths, since you acquire most, if not all, of your policies from Citizens, we do not understand how your “rapid growth” can be attributed to such factors. Please advise or revise.

Response:

The Company has revised the Registration Statement to address the Staff’s comment.

11. Please explain why you believe your underwriting criteria are unique.

Response:

The Company has revised the Registration Statement to delete the description of its underwriting criteria as unique.

12. Please explain why you believe your understanding of the Florida insurance market gives you a competitive advantage. For example, why do you believe the national firms do not have a similar understanding of the Florida market?

Response:

The Company has revised the Registration Statement to delete the discussion referenced by the Staff in this comment.

Additionally, you have stated on page 2 that national insurance companies account for 45% of the policies in Florida and Citizens accounts for 30%. It would appear that the remaining 25% of the policies are written by local or regional companies. What is the basis for your belief that they do not have a similar understanding of the Florida market?

Response:

The Company has revised the Registration Statement to delete the discussion referenced by the Staff in this comment.

Our Strategies, page 4

13. Please define the term “voluntary policies” as used in the first bullet of this section.

Response:

The Company has revised the Registration Statement to address the Staff’s comment.

Additional Considerations, page 5

14. Please consider changing the title of this section to “risk factors” or a similar heading since the bullets that follow are risk factors.

Response:

The Company acknowledges the Staff’s comment and has changed the title of this section to “Our Challenges.” The Company believes that this title more appropriately reflects the content of this section, which includes a discussion of the Company’s weaknesses and the risks and obstacles the Company believes that it will encounter in implementing its strategy.

Risk Factors - General, page 9

15. Please include a risk discussing the geographic concentration of your business and its consequences or explain why you believe this factor does not present a material risk.

Response:

Pursuant to the Staff’s request, the Company has added a risk factor discussing the geographic concentration of its business and the consequences of such geographic concentration. The risk factor is entitled “Because our insurance subsidiary currently conducts business in only one state, any single catastrophic event or other condition affecting losses in that particular state could adversely affect our insurance subsidiary’s business, financial condition, and results of operations.”

“We have a limited operating history, and our business and future prospects are difficult to evaluate.” Page 9

16. Please describe the problems, expenses and difficulties frequently encountered by new businesses.

Response:

Pursuant to the Staff’s request, the Company has modified the risk factor to describe the problems, expenses and difficulties frequently encountered by new businesses.

“Increased competition could adversely impact our results.” Page 9

17. We note that you compete for business based on financial strength. Do you have an A.M. Best rating? If you do not, please disclose this information here and in your Business discussion and discuss how the growth of your business may be impacted by not having an A.M. Best rating. If you do have an A.M. Best rating, please revise the Business discussion to disclose your rating and describe what the rating means.

Response:

The Company does not have an A.M. Best rating, therefore, in accordance with the Staff’s comment, it has disclosed this fact both in the risk factor and in a new subsection entitled “Ratings” in the “Business” section of the Registration Statement. The Company has also added a discussion in the risk factor of how the growth of its business may be impacted by not having an A.M. Best rating.

“Increased competition could adversely impact our results,” page 9

“Competitive pressures coupled with market conditions could affect the growth of our business and our financial results,” page 10

18. These two risk factors appear to describe similar risks. Please combine the two risk factors under the same subheading.

Response:

Pursuant to the Staff’s request, the Company has combined the two risk factors under the same subheading.

19. Please also discuss how your lack of history may impact your ability to establish reserves.

Response:

The Company has included in the combined risk factor a discussion of how its lack of history may impact its ability to establish reserves.

“We have exposure to unpredictable catastrophes ... ,” page 12

“We may experience financial exposure from climate change,” page 12

20. These two risk factors appear to describe similar risks. Please combine the two risk factors under the same subheading.

Response:

In accordance with the Staff’s request, the Company has combined the two risk factors under the same subheading.

21. We note your use of forecasting models based upon the frequency of a storm occurring once in every 100 years. Please expand the discussion to explain why you believe this frequency of storm occurrence is a proper basis for your forecasting. In this regard, we note the Florida hurricane history provided on page 3.

Response:

In accordance with the Florida Office of Insurance Regulation minimum requirements, the Company’s reinsurance coverage is determined by subjecting its homeowner exposures to statistical forecasting models that are designed to quantify a catastrophic event in terms of the amount of the Company’s probable maximum loss from a severe storm of the kind that occurs once in every 100 years. The Company has revised its discussion to clarify this point. The Company has also relocated this forecasting discussion to the risk factor entitled “Although we follow the industry practice of reinsuring a portion of our risks, our costs of obtaining reinsurance may increase and we may not be able to successfully alleviate risk through reinsurance arrangements.”

“Although we follow the industry practice of reinsuring a portion of our risks ...,” page l3

22. Please expand the discussion to indicate the amount of your risk retention.

Response:

Pursuant to the Staff’s request, the Company has expanded its discussion to indicate the amount of its risk retention.

“We have had significant deficiencies in internal control ...,” page 14

23. Your disclosure implies that additional significant deficiencies were identified by you and your auditors, in addition to the ones currently disclosed. Please revise your discussion here to disclose whether there were any significant deficiencies related to policies and procedures that:

a. Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect your transactions and dispositions of your assets;

b. Provide reasonable assurance that your receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

c. Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Response:

The Company has revised the risk factor in accordance with the Staff’s comment.

24. Please disclose what steps, if any you are undertaking to improve your internal controls to describe the specific steps being undertaken to address the significant deficiencies identified.

Response:

The Company has revised the risk factor in accordance with the Staff’s comment.

“We may be unable to attract and retain qualified employees.” page 15

25. Please identify the principal members of your management upon whom you are dependent.

Response:

In accordance with the Staff’s request, the Company has modified the risk factor to identify certain principal members of its management on which it is dependent.

26. To the extent you have experienced problems attracting and retaining key employees in the recent past, please revise the discussion to describe these problems. Additionally, if any key employee has plans to retire or leave your company in the near future, please revise the discussion to disclose this information.

Response:

The Company has not experienced problems attracting and retaining key employees in the recent past, therefore, it has not revised its discussion to describe such problems. In addition, to the Company’s knowledge, none of its key employees have plans to retire or leave the Company in the near future. However, in light of the Company’s limited operating history and relatively few employees, the Company believes that its ability to grow could be adversely affected if it is unable to attract and retain qualified employees.

“We rely on independent agents to write our insurance policies... ,” page 16

27. Please expand the discussion to quantify the amount of your business generated by independent agents compared to assumption of policies from Citizens.

Response:

The Company has expanded the discussion as requested by the Staff.

“Our merger and acquisition strategy may not succeed.” Page 17

28. Have you identified any potential merger or acquisition candidates?

Response:

The Company has not identified any potential merger or acquisition candidates.

Use of proceeds,” page 26

29. Please expand the discussion to specify the principal corporate purposes for which the proceeds will be allocated and quantify the approximate allocations. In this regard, we note the discussion under the risk factor “This offering is being conducted on a “best efforts” basis…” wherein you state you may not be able “to fund all the intended uses described in this prospectus.” The discussion in this section currently only describes an increase in statutory capital and surplus. For example, do you intend to increase the number of your employees, address your internal control deficiencies, improve your computer and data processing systems, etc. The information should be presented for the intended use of proceeds from a minimum and maximum offering, respectively.

Response:

The Company has expanded the discussion as requested by the Staff.

30. Please clarify how the receipt of only the minimum proceeds would impact your planned operations, i.e. what, if any, planned activity or enhancement would be eliminated or reduced.

Response:

The Company has clarified as requested by the Staff.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Overview, page 30

31. Under what circumstances would you be permitted to raise your rates?

Response:

The Company would be permitted to raise its rates if approved by the Florida Department of Insurance Regulation.

Critical Accounting Policies and Estimates

Reserves for Losses and Loss Adjustment Expenses, page 31

32. We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserves for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

Response:

The Company has revised the Registration Statement to address the Staff’s comment.

33. You disclose on page 32 that you set the expected loss ratio for assumed reinsurance based upon information of the cedant. Please disclose the risks associated with making this estimate and the effects and expected effects this uncertainty has on management’s judgments and assumptions in establishing the assumed loss reserve. Also please consider the following items which could help describe the uncertainty:

a. The nature and extent of the information received from the cedants related to policies, claims, unearned premiums and loss reserves;

b. The time lag from when claims are reported to the cedant to when the cedant reports them to the company and whether, how, and to what extent this time lag effects the loss reserve estimate;

c. How management uses the information received from the cedants in its determination of its assumed loss reserves, whether reinsurance intermediaries are used to transact and service reinsurance policies, and how that impacts the loss reserving methodology;

d. The amount of any backlog related to the processing of assumed reinsurance information, whether the backlog has been reserved for in the financial statements and, if applicable, when the backlog will be resolved;

e. What process management performs to determine the accuracy and completeness of the information received from the cedants;

f. How management resolves disputes with cedants, how often disputes occur, and the magnitude of any current, material disputes; and

g. Whether management uses historical loss information to validate its existing reserves and/or as a means of noticing unusual trends in the information received from the cedants.

Response:

The Company has revised its Registration Statement to address the Staff’s comment.

34. We note your reference to a consulting actuary and believe that a consent from the actuary must be provided in the registration statement.

Response:

The Company has revised the Registration Statement to delete the reference to the consulting actuary.

Shared Based Payment, page 34

35. Please disclose, at a minimum, the following information for equity instruments granted during the periods presented:

a. Whether or not the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective;

b. If the valuation specialist was a related party, please state that fact;

c. The intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date presented;

d. A discussion of significant factors, assumptions, and methodologies used in determining fair value; and

e. A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.

Response:

The Company has revised the Registration Statement to address the Staff’s comment.

The following is a summary of options issued to directors, advisory board members and employees since inception, which has been adjusted to reflect a 1-for-2.5 reverse stock split effected on June 16, 2008.

		Options
Director	Exercise Price	Granted	Number of Shares	Vesting Schedule[1]
George Apostolou	$2.50	June 1, 2007	30,000	May 1, 2008, 2009, 2010

Sanjay Madhu	$2.50	June 1, 2007	30,000	May 1, 2008, 2009, 2010
Paresh Patel	$2.50	June 1, 2007	30,000	May 1, 2008, 2009, 2010

	$2.50	June 1, 2007	160,000	5,000 shares per month

	$2.50	September 6, 2007	60,000	Delayed exercise until the fair market value (enterprise) of the Company reaches $7.50 per share

Krishna Persaud	$2.50	June 1, 2007	30,000	May 1, 2008, 2009, 2010
Gregory Politis	$2.50	June 1, 2007	30,000	May 1, 2008, 2009, 2010

	$2.50	June 1, 2007	160,000	5,000 shares per month
Anthony Sarvanos	$2.50	June 1, 2007	30,000	May 1, 2008, 2009, 2010

Martin Traber	$2.50	June 1, 2007	30,000	May 1, 2008, 2009, 2010

	$2.50	June 1, 2007	160,000	5,000 shares per month
Mark Berset[2]	$2.50	June 1, 2007	30,000	May 1, 2008, 2009, 2010
	$2.50	June 1, 2007	160,000	5,000 shares per month

Officer	Exercise Price	Granted	Number of Shares	Vesting Schedule[3]
Francis McCahill, III	$2.50	June 1, 2007	150,000	26,000 -- June 1, 2007 24,800 -- May 1, 2008, 2009, 2010, 2011, 2012

Ronald Chapman[4]	$2.50	June 1, 2007	150,000	26,000 -- June 1, 2007 24,800 -- May 1, 2008, 2009, 2010, 2011, 2012

Richard Allen	$2.50	June 1, 2007	20,000	4,000 -- June 1, 2007 3,200 -- May 1, 2008, 2009, 2010, 2011, 2012

1 30,000 stock option grant issued to all non-employee Directors vests in equal proportion (10,000 per year).

2 Mr. Berset is not a director but had observer rights for board meetings.

3 A portion of each officer’s stock option grant vested immediately and the remainder in equal proportion each year thereafter.

4 Mr. Chapman is no longer associated with the company in an employment capacity and his options have expired.

The Company had no operations until July of 2007. In June of 2007, when the Company granted most of its outstanding options, the Company had no revenues, no policies and no infrastructure, other than executive officers and a single location in Port St. Lucie, Florida. At that time, the Company also had to outsource its policy administration function. The Company made one option grant in September of 2007, to its Chairman of the Board, for implementing the Company’s in-house policy administration function. This September 2007 option grant is not exercisable until the fair market value of the Company’s common stock is at least $7.50 per share, which is more stringent than the terms of the other options granted in June of 2007. In September of 2007, the Company had assumed only approximately 5,800 policies from Citizens and had no profits. As of March 31, 2008, the Company had written 23,000 policies, employed 17 people, opened a second office, and had profitable operations.

Business, page 38

36. Please discuss your A.M. Best rating or your lack of a rating.

Response:

In response to the Staff’s comment, the Company has created a new subsection within the “Business” section of the prospectus entitled “Ratings.” The “Ratings” subsection discusses (1) the fact that the Company does not have an A.M. Best rating and (2) the Company’s Demotech Financial Stability Rating.

Our Market, page 40

37. If applicable, please expand the discussion to describe any incentives or inducements the state or Citizens offers for companies to participate in the “takeout” program.

Response:

Although the Company believes that Citizens has, in the past, provided monetary incentives to companies for taking policies out and keeping policies out for a certain number of years, there have been no programs providing such incentives since the Company has been in existence. Because the Company is not aware of any such incentive programs, it has not expanded its discussion as discussed in the Staff’s comment.

Our Business, page 41

38. Please describe the consideration, if any, paid to Citizens for the policies you “take-out.”

Response:

The Company has added a description of the ceding commission retained by Citizens to service the policies the Company “takes-out.” This is the only consideration paid to Citizens.

Investments, page 48

39. Please expand the discussion to indicate the approximate percentage of your combined cash balances that are held by your subsidiaries.

Response:

In accordance with the Staff’s comment, the Company has expanded the discussion of its investments to indicate the approximate percentage of its combined cash balances that are held by its subsidiaries.

40. You state the cash balances of your subsidiaries may be invested in other types of securities. Please expand the discussion to describe these “other types of securities.”

Response:

The Company may make investments that are set forth in Florida insurance regulations, which are subject to change. The Company has revised the Registration Statement to clarify this point.

41. We note you may invest in real estate mortgages. Please indicate the extent to which you or your subsidiaries invest in sub-prime mortgages.

Response:

In response to the Staff’s comment, the Company has indicated in the discussion of its investments that it does not invest in sub-prime mortgages.

Directors, page 56

42. Please expand the discussion pertaining to Mr. Persaud to describe when the five year period occurred and include a history of his market returns over his entire career and not just his best five year period. In the alternative, delete the reference to the investment returns he experienced.

Response:

In response to the Staff’s comment, the Company has revised Mr. Persaud’s biography to clarify that he has served in his current position since 2002. The Company has deleted the reference to investment returns that Mr. Persaud has experienced.

Committees of the Board of Directors, page 57

43. Please expand the discussion to clarify whether the Audit committee has a charter. Also, please clarify whether the Nominating and Corporate Governance Committee has developed and recommended a code of conduct and, if so, when it was adopted.

Response:

The Audit Committee has adopted, and the Board of Directors has ratified, a charter for the Audit Committee. The Nominating and Corporate Governance Committee authorized and adopted a Code of Business Conduct and Ethics, which was ratified by our board of directors on May 29, 2008. The Company has revised the Committees of the Board of Directors section to address the Staff’s comment.

Related Party Transactions, page 63

44. Please describe your policies and procedures for the review, approval or ratification of any transaction required to be reported under Item 404( a ) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company is relying upon Item 404(d) of Regulation S-K. Because the Company is a smaller reporting company, as defined by §229.10(f)(1), it is not required to disclose its policies and procedures for the review, approval or ratification of transactions otherwise disclosed under Item 404(a).

45. Please disclose the amounts paid under the software license agreement and consulting agreement with Scorpio for the year ended December 31, 2007.

Response:

In response to the Staff’s comment, the Company has revised the Related Party Transactions section in the Registration Statement to reflect that in 2007, the Company paid Scorpio Systems, Inc. eighty four thousand dollars ($84,000) for services rendered pursuant to the Consulting Agreement. However, pursuant to the License Agreement, the Company was not obligated to make, nor did it make, any payments to Scorpio Systems until March 2008.

Principal Shareholders, page 65

46. Please reconcile the number of shares beneficially owned by Mark Berset with the number of shares covered by the option issued to him as reflected in Item 15 of the registration statement. Supplementally, please tell us the reason for the issuance of the option to Mr. Berset and the services, if any, he provided or will provide the company.

Response:

In response to the Staff’s comment, Company has revised the Principal Shareholders section of the Registration Statement to update the beneficial ownership as of June 1, 2008. However, pursuant to Rule 13d-3(d)(1), the table in this section is required to include only those options that are exercisable within 60 days of June 1, 2008, and therefore, do not include all of the options beneficially owned by a particular shareholder at that time. Not all of the options issued to Mr. Berset on June 1, 2007 are exercisable within such period, and therefore, have not been included in the table. The Company has revised Item 15 of the registration statement to clarify that Mr. Berset received the options for consultative services and advice regarding industry trends and practices which were rendered to the Company during its initial formation.

Notes to Consolidated Financial Statements, page F-7

47. Based on your disclosure on page F-6, it appears that you sold approximately 13 million shares of common stock in 2007. Please provide a discussion of this transaction in the notes to the consolidated financial statements.

Response:

The Company has included the discussion requested by the Staff in note 16 to its consolidated financial statements.

48. Elsewhere in the document you discuss your plans to effect a 1-for-2.50 stock split before the completion of the offering. Please provide disclosure in your notes to the consolidated financial statements that discusses the stock split and any other relevant information needed to understand the impact of the split.

Response:

The Company has included the discussion requested by the Staff in note 15 to its consolidated financial statements.

(3) Reinsurance. page F-l0

49. Please provide the disclosure required under paragraph 28 of SFAS 113 or tell us how you have complied with this disclosure.

Response:

The Company mitigates concentrations of credit risk with respect to reinsurance receivables or prepayments by entering into reinsurance treaties with reinsurers rated “A” or better by A.M. Best. In response to the Staff’s comment, the Company has revised Note (3) to the consolidated financial statements.

(5) Income Taxes, page F-12

50. Please provide the disclosures required under paragraphs 20 - 21 of FIN 48.

Response:

In response to the Staff’s comment, the Company has revised note 5 to its consolidated financial statements.

If you have any additional questions regarding the foregoing, please don’t hesitate to contact me at 813-225-4177.

Very truly yours,

/s/ Carolyn T. Long
Carolyn T. Long

cc:	Mr. Francis McCahill, III

President and Chief Executive Officer

Homeowners Choice, Inc.